Como Audio, Inc



ANNUAL REPORT

100 Bay State Drive

Braintree, MA 02184

0

www.comoaudio.com

This Annual Report is dated May 2, 2022.

BUSINESS

Como Audio, Inc. was formed originally as Como Audio, LLC in 2016 as a consumer electronics business. In 2019, the company transitioned from an LLC to a C-Corp. Como Audio is based in the Boston suburb, Braintree, Massachusetts, and was founded by Tom DeVesto.

Tom DeVesto is a leading consumer electronics Hall of Fame Legend and Visionary who has stayed true to a single-focused mission over the last 40 years, and that is to bring a new experience to the consumer electronics market - one that enhances and improves upon expectations.

Whether he is introducing the theater experience to the home audiences with Advent and Kloss Video big-screen TVs, or selling stereo systems direct to the consumer with Cambridge SoundWorks, or making high-performance radios and music systems with great design and great sound reflective of another era with Tivoli Audio, Tom DeVesto never loses sight of the goal: make a high-quality product that supports the latest technology - is simple to operate - has a distinctive design - takes up a small amount of space - and doesn't become obsolete.

Today, Como Audio designs and manufactures music systems with an emphasis on high-fidelity sound. Their models include LCD display screens and aluminum knobs so you can interact with them directly, and enjoy your music without relying on a phone or smart device. With custom wood and piano-gloss cabinets, the music systems are also built to prioritize design and actually match you decor.

The first two models - Solo and Duetto - launched on Kickstarter in the summer of 2016. The next year, the company introduced Amico, the first portable model, and Musica, a top-of-the-line model with a built-in CD player. In 2019, the company expanded the product line to include their first turntable. In 2020, the company introduced a second and lower priced turntable.

Previous Offerings

Between 2020 and 2019, we sold 108,441 shares of Series Seed Preferred stock in exchange for $2.50 per share under Regulation Crowdfunding.
In 2020 and 2021, we sold 220,122 shares of Series Seed Preferred stock in exchange for $1.25 per share under Regulation Crowdfunding.

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $81 ,260.00
Number of Securities Sold: 72,836
Use of proceeds: Company growth
Date: January 22, 2021
Offering exemption relied upon: Regulation CF
Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $160,961.25
Number of Securities Sold: 147,286
Use of proceeds: Company growth
Date: December 31, 2020
Offering exemption relied upon: Regulation CF
Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $21 ,355.00
Number of Securities Sold: 8,542
Use of proceeds: Company growth
Date: April 24, 2020
Offering exemption relied upon: Regulation CF
Offering exemption relied upon: Regulation CF Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,000,000
Use of proceeds: As of March 1 , 2019 Como Audio, LLC was converted to a C Corporation. Common Stock was issued as part of this conversion.
Date: March 01, 2019
Offering exemption relied upon: Como Audio, LLC was converted to Como Audio, Inc. effective March 1, 2019
Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $249,748.00
Number of Securities Sold: 99,899
Use of proceeds: Company growth
Date: December 31, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION
Operating Results — 2021 Compared to 2020
Year ended December 31 , 2021 compared to year ended December 31 , 2020
Revenue
Revenue for fiscal year 2021 was $1 ,716,572, $46,214 higher compared to fiscal year 2020 revenue of $1 ,670,358. The increase from sales came from our Domestic Direct Consumer business which was up 10%. Due to the COVID pandemic, our International Business was down 15% in the same period.
Cost of Sales
Cost of sales in 2021 was $855,496, an decrease of $220,697, from costs of $1,076,193 in fiscal year 2020. The lower Cost of Sales is related to our decrease in third party warehouse management fees as we moved to our own office and warehouse facility in the Boston suburb of Braintree, MA in August 2020.
Gross Margins
2021 gross profit increased by $266,911 or 45% over 2020 gross profit and gross margins as a percentage of revenues increased from 35.6% in 2020 to 50.2% in 2021, an increase of 14.6%. This was again due to a increase in Domestic Direct to Consumer sales and the lower Cost of Sales related to our decrease in third party warehouse management fees as we moved to our own office and warehouse facility in the Boston suburb of Braintree, MA in August 2020.
Expenses
The Company's expenses consist of, among other things, general and administrative, sales and marketing, and research and development expenses. Expenses in 2021 decreased $48,986 from 2020. This decrease primarily resulted from the reduction of Warehouse related expenses in the United States and the Far East as our logistics were moved to our new facility in Braintree, Massachusetts in August 2020.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $121,868.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration

Amount Owed: $198,484
Interest Rate: 3.75%
Maturity Date: May 22, 2050

During 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $77,600. The loan is secured by substantially all assets of the Company.
During 2021, the loan agreement with the SBA was increased to $200,000 with 2021 proceeds of $122,400. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $981 that begin November 2022 and continue through the maturity of the loan agreement
in May 2050.

Creditor: Eastern Bank
Amount Owed: $100,000.00
Interest Rate: 3.25%
Maturity Date: March 31, 2023

In October 2020, the Company entered into a line of credit agreement with a bank for up to $100,000. The line of credit bears interest at a floating rate defined by the lending bank (3.25% as of December 31, 2021) and is due and payable in full upon the earliest of: a) default; b) demand by the bank; c)
March 31, 2023. Interest expense on this loan was $2,386 for the year ended December 31, 2021. The line of credit is secured by security interest in certain
of the Company's assets, including a cash account held by the Company.
The balance outstanding as of December 31, 2021 was $100,000.

Creditor: Thomas DeVesto
Amount Owed: $1,552,329
Interest Rate: 5%
Maturity Date: June 30, 2023

The Company's CEO has advanced funds to the Company to satisfy cash flow needs through 2019. Prior to May 2020, these loans bore no interest and were considered payable on demand. Beginning May 2020, these loans bear interest at 5% per annum and were considered payable on demand.
Subsequent to year end, these loans and related accrued interest were amended to mature on June 30, 2023 and are presented as long-term liabilities.
In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.
The amounts due from the Company to the CEO as of December 31, 2021 and 2020 was $1,552,329.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas DeVesto
Thomas DeVesto's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder & CEO
Dates of Service: February 01 , 2016 - Present
Responsibilities: Oversee the company while also designing and introducing new products. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.
Position: President
Dates of Service: March 01 , 2019 - Present
Responsibilities: Supervise, direct and control the business and affairs of Company. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

Name: Angela Hahn
Angela Hahn's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Treasurer
Dates of Service: November 01 , 2018 - Present
Responsibilities: Oversee all financial aspects of the company. Ms. Hahn currently receives no salary or equity compensation plan for her role as Treasurer, the company plans to evaluate her compensation after the raise.

Name: Michael Cronin
Michael Cronin's current primary role is with Weston Presidio. Michael Cronin currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director & Board Member
Dates of Service: March 01 , 2019 - Present
Responsibilities: Advisors to the Founder. Michael currently does not receive any salary or equity compensation for this role.
Other business experience in the past three years:
Employer: Weston Presidio
Title: Managing Partner
Dates of Service: June 01, 1991 - Present
Responsibilities: Managing Partner at Weston Presidio.
Other business experience in the past three years:
Employer: Xenon Arc
Title: Director
Dates of Service: January 01 , 2016 - present
Responsibilities: Director at Xenon Arc.
Other business experience in the past three years:
Employer: DISYS
Title: Director

Dates of Service: January 01 , 2016 - present
Responsibilities: Director at DISYS
Other business experience in the past three years:
Employer: ipCapital Group
Title: Director
Dates of Service: January 01, 1998 - Present
Responsibilities: Director at ipCapital Group
Other business experience in the past three years:
Employer: dataCon, Inc.
Title: Director
Dates of Service: April 01 , 2016 - Present
Responsibilities: Director at dataCon.

Name: Robert A. Brown
Robert A. Brown's current primary role is with Bob Brown Sole Proprietorship. Robert A. Brown currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: June 01 , 2018 - Present
Responsibilities: Advisor to Founder. Robert currently does not receive any salary or equity compensation for this role.
Other business experience in the past three years:
Employer: HED South
Title: General Manager
Dates of Service: January 01 , 2009 - Present
Responsibilities: Manages day to day tasks at HED South.
Other business experience in the past three years:
Employer: Bob Brown Sole Proprietorship
Title: Principal
Dates of Service: January 01 , 2009 - Present
Responsibilities: Consults for businesses in the area of finance, export market development, Asian product sourcing, and general business development.

Name: Deborah Lilley
Deborah Lilley's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Controller
Dates of Service: July 08, 2019 - Present
Responsibilities: Monthly reconciliation and preparation of financial statements. Deborah works for Como Audio as an independent contractor an average of 20 hours per week at a rate of $45.00 per hour.
Other business experience in the past three years:
Employer: Foundation Management Associates
Title: Senior Accountant
Dates of Service: May 15, 2018 - Present
Responsibilities: Assist in non-profit online accounting reconciliation, financial statement preparation using QuickBooks
Other business experience in the past three years:

Employer: Endicott College
Title: Adjunct Lecturer
Dates of Service: September 01 , 2017 - Present
Responsibilities: Teaching Business Fundamentals I & II and Financial Accounting core business curriculum to Freshman Business majors • Supplemented 25+ students in class group instruction with one:one assistance during office hours • Utilized McGraw-Hill Connect digital teaching and learning environment for homework and exams and instructed students during class using Microsoft Excel to promote spreadsheet skills

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned. Title of class: Common Stock

Stockholder Name: Thomas DeVesto
Amount and nature of Beneficial ownership: 7,750,000
Percent of class: 88.9

RELATED PARTY TRANSACTIONS

Name of Entity: Thomas DeVesto
Relationship to Company: 20%+ Owner
Nature/amount of interest in the transaction: The Company's CEO has advanced funds to the Company to satisfy cash flow needs through 2019. Prior to May 2020, these loans bore no interest and were considered payable on demand. Beginning May 2020, these loans bear interest at 5% per annum and were considered payable on demand.
Subsequent to year end, these loans and related accrued interest were amended to mature on June 30, 2023 and are presented as long-term liabilities in the balance sheet.
In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.
The amounts due from the Company to the CEO as of December 31, 2021 and 2020 was $1,552,329.

OUR SECURITIES

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par
value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock.
The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain
dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis. The
preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $271,103 and $271,103 as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, 8,820,122 shares of common stock and 108,441 shares of Series Seed Preferred Stock were issued and outstanding.
As of December 31, 2020, 8,759,598 shares of common stock and 108,441 shares of Series Seed Preferred Stock were issued and outstanding.

Stock Issuances

During 2019, all 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

During 2019, the Company converted $898,351 of notes payable and related accrued interest into 850,000 shares of common stock at a conversion price of $1.06 per share.

During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

During 2019 and 2020, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50. In 2019, the Company issued 99,899 shares of preferred stock under this offering, providing gross proceeds of $249,748. In 2020, the Company issued 8,542 shares of preferred stock under this offering, providing gross proceeds of $21,355.

During 2020 and 2021, the Company conducted an offering pursuant to a Regulation Crowdfunding of its common stock at a price per share of $1.25 (weighted average of $1.10 per share after bonus shares). In 2020, the Company issued 159,598 shares of common stock under this offering, providing gross proceeds of $174,782. In 2021, the Company issued 60,524 shares of common stock under this offering, providing gross proceeds of $67,450.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Como Audio, Inc

By   /s/ *Thomas DeVesto*

      Name: <u>Como Audo, Inc</u>

      Title: President

Exhibit A

FINANCIAL STATEMENTS

Como Audio, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2021 and 2020

Como Audio, Inc.

TABLE OF CONTENTS

COMO AUDIO, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 121,868	$ 96,068
Accounts receivable	4,076	6,446
Other receivable	106,981	72,267
Inventory	777,333	876,910
Inventory in-transit	-	147,327
Prepaid expense	8,583	7,717
Deposits	9,307	9,307
Total Current Assets	1,028,148	1,216,042
Non-Current Assets:		
Property and equipment, net	34,708	29,394
Total Non-Current Assets	34,708	29,394
TOTAL ASSETS	$ 1,062,856	$ 1,245,436

COMO AUDIO, INC.
BALANCE SHEETS (CONTINUED) (UNAUDITED)
As of December 31, 2021 and 2020

	2021	2020
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 191,659	$ 187,357
Accrued expenses	42,260	20,741
Accrued interest payable	4,887	-
Accrued interest payable, related party	-	49,760
Sales tax payable	1,676	924
Deferred revenue	5,412	30,705
Due to related party, current portion	-	1,552,329
Notes payable, current portion	100,000	86,973
Other liabilities	52,000	52,000
Total Current Liabilities	397,894	1,980,789
Long-Term Liabilities:		
Accrued interest payable, related party	127,049	-
Due to related party, net of current portion	1,552,329	-
Notes payable, net of current portion	198,484	77,600
Total Long-Term Liabilities	1,877,862	77,600
Total Liabilities	2,275,756	2,058,389
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 2,000,000 shares authorized, 108,441 and 108,441 shares issued and outstanding, liquidation preference of $271,103 and $271,103, each as of December 31, 2021 and 2020, respectively	11	11
Undesignated preferred stock, $0.0001 par, 3,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2021 and 2020	-	-
Common stock, $0.0001 par, 10,000,000 shares authorized, 8,820,122 and 8,759,598 shares issued and outstanding as of December 31, 2021 and 2020, respectively	882	876
Additional paid-in capital	4,367,399	4,306,289
Accumulated deficit	(5,581,192)	(5,120,129)
Stockholders' Equity/(Deficit):	(1,212,900)	(812,953)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,062,856	$ 1,245,436

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2021 and 2020

	2021	2020
Sales, net	$ 1,716,572	$ 1,670,358
Cost of goods sold	(855,496)	(1,076,193)
Gross profit	861,076	594,165
Operating Expenses:		
General & administrative	602,582	509,285
Sales & marketing	656,961	817,619
Research & development	35,057	16,682
Total Operating Expenses	1,294,600	1,343,586
Loss from operations	(433,524)	(749,421)
Other Income/(Expense):		
Gain on loan forgiveness	57,023	5,000
Interest expense	(7,273)	(584)
Interest expense, related party	(77,289)	(49,760)
Total Other Income/(Expense)	(27,539)	(45,344)
Provision for income taxes	-	-
Net Loss	$ (461,063)	$ (794,765)

COMO AUDIO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2021 and 2020

	Series Seed Preferred Stock		Undesignated Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2019	99,899	$ 10	-	$ -	8,600,000	$ 860	$ 4,138,265	$ (4,325,364)	(186,229)
Issuance of stock - Regulation CF	8,542	1	-	-	159,598	16	196,120	-	196,137
Offering costs	-	-	-	-	-	-	(28,096)	-	(28,096)
Net loss	-	-	-	-	-	-	-	(794,765)	(794,765)
Balance at December 31, 2020	108,441	11	-	-	8,759,598	876	4,306,289	(5,120,129)	(812,953)
Issuance of stock - Regulation CF	-	-	-	-	60,524	6	67,444	-	67,450
Offering costs	-	-	-	-	-	-	(6,334)	-	(6,334)
Net loss	-	-	-	-	-	-	-	(461,063)	(461,063)
Balance at December 31, 2021	108,441	$ 11	-	$ -	8,820,122	$ 882	$ 4,367,399	$ (5,581,192)	$ (1,212,900)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

- 4 -

COMO AUDIO, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (461,063)	$ (794,765)
Adjustments to reconcile net loss to net cash used in		
by operating activities:		
Depreciation	9,036	21,350
Gain on loan forgiveness	(57,023)	(5,000)
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	2,370	25,281
(Increase)/Decrease in other receivable	(45,064)	120,368
(Increase)/Decrease in inventory	99,577	362,629
(Increase)/Decrease in inventory in-transit	147,327	(126,253)
(Increase)/Decrease in prepaid expense	(866)	(5,823)
(Increase)/Decrease in other receivable	-	-
(Increase)/Decrease in deposits	-	(9,307)
Increase/(Decrease) in accounts payable	4,352	(10,853)
Increase/(Decrease) in accrued expenses	21,519	(50,385)
Increase/(Decrease) in accrued interest payable	82,176	49,760
Increase/(Decrease) in sales tax payable	752	(4,498)
Increase/(Decrease) in deferred revenue	(25,293)	23,141
Increase/(Decrease) in other liabilities	-	(14,193)
Net Cash Used in Operating Activities	(222,200)	(418,548)
Cash Flows From Investing Activities		
Purchase of property and equipment	(14,350)	-
Net Cash Used in Investing Activities	(14,350)	-
Cash Flows From Financing Activities		
Payments on notes payable	(1,516)	-
Proceeds from note payable, related party	-	-
Proceeds from notes payable	122,400	139,573
Proceeds from line of credit	70,000	30,000
Issuance of stock, net of offering costs	71,466	168,041
Net Cash Provided by Financing Activities	262,350	337,614
Net Change In Cash	25,800	(80,934)
Cash at Beginning of Period	96,068	177,002
Cash at End of Period	$ 121,868	$ 96,068
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,386	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Como Audio, Inc. (the "Company"), was previously a limited liability company organized February 1, 2016 under the laws of Delaware. On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company offers high fidelity smart speaker music systems and other high-performance electronic products to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2021 and 2020, the Company carried receivables of $4,076 and $6,446, respectively, and no allowances against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $777,333 and $876,910 as of December 31, 2021 and 2020, respectively, consisted of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statements of operations.

Inventory In-Transit

Inventory that is in production or in the shipping process is recorded on an accrual basis at invoiced costs. As of December 31, 2021 and 2020, the Company recognized $0 and $147,327 of such inventory, respectively.

Other Receivable

The other receivable balance presented in the balance sheet as of December 31, 2021 was comprised of $94,512 in receivables from payment processors and $12,469 in subscriptions receivable from its broker from its Regulation CF offering. The other receivable balance presented in the balance sheet as of December 31, 2020 was comprised of $49,448 in receivables from payment processors and $22,819 in subscriptions receivable from its broker from its Regulation CF offering

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3-7 years for the Company's equipment. The Company also capitalizes patent, copyright, and trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company depreciates such costs on a straight-line basis. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2021 and 2020, no property and equipment have been impaired.

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	2021	2020
Tooling	$ 256,082	$ 241,732
Less: Accumulated depreciation	(221,374)	(212,338)
Property and equipment, net	$ 34,708	$ 29,394

Depreciation totaled $9,036 and $21,350 for the years ended December 31, 2021 and 2020, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenues are generally recognized upon shipment of a sale.

Purchases made through the Company's website are given a 60-day return period. The Company determines its estimated liability for returns based on the Company's experience of the amount of returns actually made. It is reasonably possible that the Company's estimate of the accrued product returns will change in the near term. Estimated costs for product returns are recognized at the time revenue is recognized. The reserve for estimated returns is recorded in 'Other liabilities' on the balance sheet and amounted to $10,000 and $10,000 as of December 31, 2021 and 2020, respectively.

Unshipped orders are recorded as deferred revenues and amounted to $5,412 and $30,705 as of December 31, 2021 and 2020, respectively.

Product Warranties

The Company sells the majority of its products to customers along with unconditional repair or replacement warranties for two full years from the date of purchase. The Company determines its estimated liability for warranty claims based on the Company's experience of the amount of claims actually made. It is reasonably possible that the Company's estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time revenue is recognized. The Company accounts for the return of inventory replaced under warranty at historical cost, after the item has been repaired and recertified by their manufacturer.

The Company's product warranty liability is recorded in 'Other liabilities' on the balance sheet. The following is a reconciliation of the changes in the Company's aggregate product warranty liability for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at beginning of year	$ 42,000	$ 42,000
Current period accruals	10,320	89,524
Accrual adjustments to reflect actual experience	-	-
Charges incurred	(10,320)	(89,524)
Balance at end of year	$ 42,000	$ 42,000

Costs of Goods Sold and Sales Expense

Costs of goods sold includes product costs, freight-in, duties, and depreciation on tooling/equipment.

Shipping costs of $15,237 and $85,451 for the years ended December 31, 2021 and 2020, respectively, are recorded to sales expense in the statement of operations, these amounts relate to a promotion with free shipping.

The Company's policy is to expense any platform and merchant fees to sales expense in the statement of operations, which totaled $130,008 and $136,403 for the years ended December 31, 2021 and 2020, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $35,057 and $16,682 for the years ended December 31, 2021 and 2020, respectively.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of members'/stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

From its inception until March 1, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the March 1, 2019 conversion, the Company was taxed as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $2,140,082 and $1,705,996 as of December 31, 2021 and 2020, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 28.5% and has used this rate to derive net deferred tax assets of $565,731 and $452,676 as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforwards and other GAAP-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the

Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and 2020. The Company's effective tax rate was 0% for 2021 and 2020.

The Company files U.S. federal and state income tax returns. The 2021 tax return have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $461,063 and $794,765 for the years ended December 31, 2021 and 2020, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2021 and 2020, and has an accumulated deficit of $5,581,192 as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

Government and Government-backed Loans:

In May 2020, the Company received loan proceeds in the amount of $56,973 under the Paycheck Protection Program ("PPP"). The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Company filed for and was granted full forgiveness of this loan in 2021 and is recognized as gain of loan forgiveness in the statement of operations.

During 2020, the Company received a Covid Economic Injury Disaster Loan for $5,000, which was fully forgiven in 2020 and was recognized as gain of loan forgiveness in the statement of operations.

During 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $77,600. The loan is secured by substantially all assets of the Company.

During 2021, the loan agreement with the SBA was increased to $200,000 with 2021 proceeds of $122,400. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $981 that begin November 2022 and continue through the maturity of the loan agreement in May 2050. Interest expense on this loan was $4,887 for the year ended December 31, 2021. The outstanding loan balance was $198,484 as of December 31, 2021, with future minimum principal payments as follows:

December 31,	Principal
2022	$ -
2023	-
2024	1,408
2025	4,355
2026	11,562
Thereafter	181,159
	$ 198,484

Line of Credit

In October 2020, the Company entered into a line of credit agreement with a bank for up to $100,000. The line of credit bears interest at a floating rate defined by the lending bank (3.25% as of December 31, 2021) and is due and payable in full upon the earliest of: a) default; b) demand by the bank; c) March 31, 2023. Interest expense on this loan was $2,386 for the year ended December 31, 2021. The line of credit is secured by security interest in certain of the Company's assets, including a cash account held by the Company.

During 2020, the Company drew $30,000 on this line of credit. The balance outstanding as of December 31, 2020 was $30,000.

During 2021, the Company drew $70,000 on this line of credit. The balance outstanding as of December 31, 2021 was $100,000.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock. Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $271,103 and $271,103 as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, 8,820,122 shares of common stock and 108,441 shares of Series Seed Preferred Stock were issued and outstanding.

As of December 31, 2020, 8,759,598 shares of common stock and 108,441 shares of Series Seed Preferred Stock were issued and outstanding.

Stock Issuances

During 2019, all 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

During 2019, the Company converted $898,351 of notes payable and related accrued interest into 850,000 shares of common stock at a conversion price of $1.06 per share.

During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

During 2019 and 2020, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50. In 2019, the Company issued 99,899 shares of preferred stock under this offering, providing gross proceeds of $249,748. In 2020, the Company issued 8,542 shares of preferred stock under this offering, providing gross proceeds of $21,355.

During 2020 and 2021, the Company conducted an offering pursuant to a Regulation Crowdfunding of its common stock at a price per share of $1.25 (weighted average of $1.10 per share after bonus shares). In 2020, the Company issued 159,598 shares of common stock under this offering, providing gross proceeds of $174,782. In 2021, the Company issued 60,524 shares of common stock under this offering, providing gross proceeds of $67,450.

NOTE 6: DUE TO RELATED PARTY

The Company's CEO has advanced funds to the Company to satisfy cash flow needs through 2019. Prior to May 2020, these loans bore no interest and were considered payable on demand. Beginning May 2020, these loans bear interest at 5% per annum and are considered payable on demand. Subsequent to year end, these loans and related accrued interest were amended to mature on June 30, 2023 and are presented as long-term liabilities in the balance sheet (see Note 9).

In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

The amounts due from the Company to the CEO as of December 31, 2021 and 2020 was $1,552,329. Interest expense of $77,289 and $49,760 was recorded for the years ended December 31, 2021 and 2020, respectively. Accrued interest as of December 31, 2021 and 2020 was $127,049 and $49,760, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Due to Related Party

Effective April 9, 2022, these loans and related accrued interest were amended to mature on June 30, 2023 and are presented as long-term liabilities in the balance sheet

Management's Evaluation

Management has evaluated subsequent events through April 11, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.



Financial Certification by Executive Officer

I, Thomas J. DeVesto, the chief executive officer of Como Audio, Inc. (EIN 83-3783523), hereby certify that the financial statements of Como Audio, Inc. and attached notes for the periods ending December 31, 2020, and December 31, 2021 included in this Form C offering statement are true and complete in all material respects, and that the information below reflects accurately the information reported on our federal income tax returns. Our 2020 financial statement has been audited and our 2021 financial statement has been prepared for review, but has not yet been audited.

Como Audio, Inc. has not yet filed its federal tax return for 2021. However, no tax liability is expected for 2021.

IN WITNESS THEREOF, this principle executive officer's financial statement certification has been executed as of April 30, 2022.

Thomas J. DeVesto
April 30, 2022

CERTIFICATION

I, Thomas DeVesto, Principal Executive Officer of Como Audio, Inc, hereby certify that the financial statements of Como Audio, Inc included in this Report are true and complete in all material respects.

Thomas DeVesto

President